FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

June 7, 2007

Item 3: News Release:

A news release dated and issued on June 7, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Major Timmins Nickel Acquisition Program Underway.  Pacific North West Capital Expands Drill Program by 50% to 3000 meters at West Timmins Nickel Project, adjacent to Xstrata  Montcalm Mine in  Timmins, Ontario

Item 5: Full Description of Material Change:

Major Timmins Nickel Acquisition Program Underway Pacific North West Capital Expands Drill Program by 50% to 3000 meters at West Timmins Nickel Project, adjacent to Xstrata  Montcalm Mine in  Timmins, Ontario

June 7, 2007, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN   OTCBB: PAWEF Frankfurt: P7J) is pleased to announce that the diamond drill program that commenced on May 11, 2007 to evaluate EM conductors to depths of 200 metres south of the Montcalm Mine claims, Timmins, Ontario, has been expanded by 50% to 3000 meters. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).

The PFN drill program is evaluating deep conductive targets, identified from a Pulse EM survey, with coincident magnetic signatures similar to those identified over the Montcalm Mine mineralization.  These drill targets are also supported by the identification of a geological environment from previous drill results in 2005, to the south-west of the Montcalm Mine, similar to that hosting the ore mineralization (Cu-Ni) in the Montcalm Mine.  Off-hole EM conductors identified in 2005 drill holes will also be tested with this added drilling. Additionally, all of the 2007 drill holes are being probed with down-hole pulse surveys to determine if the best part of the conductors have been intersected. The West Timmins Project was obtained by a Joint Venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the West Timmins Project.  The West Timmins Project covers 355 kms2 (26,928 hectares), some 60 kms west of Timmins, Ontario (see location figure below).

N
PFN - Xstrata Joint Venture
Legend
2007 Diamond Drilling
2005 Diamond Drilling
Montcalm Mining Lease
PFN - XTR Joint Venture Area
Roads
2006 Grids - Line Cutting
2005 Grids
Montcam Mine
4.1 Million Tonnes
1.38% Ni, 0.64% Cu
N
0 500 1,000 2,000 3,000 4,000
Meters
2007 West Timmins Diamond Drilling
Pacific North West Capital Corp.
xstrata nickel

Numerous other anomalies, along strike of the MIC, delineated by airborne EM (AeroTEM), downhole geophysics, and geochemical techniques (MMI survey) remain to be drill tested.  Other geological target areas within the MIC still have to be evaluated by ground reconnaissance surveys.  These follow-up programs are expected to be initiated later in the year.

The West Timmins project is located adjacent to Xstrata Nickel’s Montcalm deposit.  The deposit contains a Proven Mineral Reserve of 4.1 million tonnes @ 1.38% Ni, 0.64% Cu as of December 31, 2006.  Ore is transported 108 km east from the Montcalm Mine to the Kidd Creek Metallurgical Complex to be processed (See Location Figure).

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a North American industry leader in the search for Platinum Group Metals (PGMs) and Nickel.

PFN is currently in the most aggressive acquisition phase of the company's history and is committed to advancing its existing projects and acquiring new projects via self-funding or option/joint venture agreements with major mining companies. The company has over $8 million in working capital and securities.

In late 2004 PFN established a Nickel Division that is rapidly growing and today has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel with further announcements pending on other projects. An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.4 million on the project to date. In May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western Hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. In addition, Stillwater Mining recently signed a letter of intent to invest a further $4.5 million into PFN’s Alaskan exploration and reconnaissance programs including the Goodnews Bay Platinum Project of which PFN is the project operator. Stillwater has followed its position over the last 2 financings and currently owns approximately 10% of PFN.

PFN is currently exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured and indicated resources: 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. In March 2007, PFN Management as project operator presented Anglo Platinum with the 2007 work program and budget and will be making further announcement shortly.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN is currently in the most aggressive PGM and Nickel acquisition phase of its history and management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The company has over $8 million in working capital and securities.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 7th day of June 2007.